Date: April 09, 2013	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: PACIFIC BOOKER MINERALS INC

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :

Annual General Meeting

Record Date for Notice of Meeting :

May 06, 2013

Record Date for Voting (if applicable) :

May 06, 2013

Beneficial Ownership Determination Date :

May 06, 2013

Meeting Date :

June 10, 2013

Meeting Location (if available) :

1103 - 1166 Alberni Street,

Vancouver, BC

Issuer sending proxy related materials directly to NOBO:

Yes

Issuer paying for delivery to OBO:

No

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders

No
Beneficial Holders Stratification Criteria:

Number of shares greater than:

n/a

Holder Consent Type(s):

n/a

Holder Provinces-Territories:

n/a

NAA for Registered Holders

No

Registered Holders Stratification Criteria:

Number of shares greater than:

n/a

Holder Provinces-Territories:

n/a

Voting Security Details:

Description

CUSIP Number

ISIN

COMMON

69403R108

CA69403R1082

Sincerely,

Computershare

Agent for PACIFIC BOOKER MINERALS INC